Exhibit 99.2

CELLECT BIOTHECHNOLOGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

NIS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - - - -

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	December 31,	June 30,	June 30,
	2020	2021	2021
	Audited	Unaudited	Unaudited
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	16,964	8,714	2,673
Other receivables	284	1,141	350

	17,248	9,855	3,023
LONG-TERM ASSETS:
Restricted cash	322	322	99
Right of use - Assets under operating lease	705	499	153
Other long-term assets	72	50	15
Property, plant and equipment, net	1,232	1,051	322

	2,331	1,922	589

	19,579	11,777	3,612

CURRENT LIABILITIES:
Trade payables	389	490	150
Other payables	2,228	2,419	742
Lease liabilities	369	366	112

	2,986	3,275	1,004
NON-CURRENT LIABILITIES:
Warrants to ADS	1,222	2,577	791
Lease liabilities	391	202	62

	1,613	2,779	853
SHAREHOLDERS’ EQUITY :
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2020 and June 30, 2021 (unaudited); Issued and outstanding: 390,949,079* at December 31, 2020; and 392,173,679* at June 30, 2021(unaudited).	-	-	-
Additional paid-in capital	126,838	126,996	38,955
Share-based payments	16,508	16,938	5,196
Treasury shares	(9,425)	(9,425)	(2,891)
Accumulated deficit	(118,941)	(128,786)	(39,505)

	14,980	5,723	1,755

	19,579	11,777	3,612

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2020	2021	2021
	Unaudited		Unaudited
	N I S		U.S. dollars

Research and development expenses	2,901	2,710	831

General and administrative expenses	4,703	5,967	1,830

Total operating expenses	7,604	8,677	2,661

Operating loss	7,604	8,677	2,661

Financial income	(98)	(256)	(78)

Financial expenses	3,850	1,424	437

Total comprehensive loss	11,356	9,845	3,020

Loss per share:

Basic and diluted loss per share	0.034	0.025	0.008

Weighted average number of shares outstanding used to compute basic and diluted loss per share	338,182,275	391,486,542	391,486,542

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Share based payments option	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2020 (audited)	-	108,598	(9,425)	16,528	(100,864)	14,837

Issuance of ADS net of issue costs	-	9,194	-	-	-	9,194
Share-based payment	-	-	-	739	-	739
Exercise of options and warrants into shares	-	9,046	-	(759)		8,287
Total comprehensive loss	-	-	-	-	(18,077)	(18,077)

Balance as of December 31, 2020 (audited)	-	126,838	(9,425)	16,508	(118,941)	14,980

Issuance of ADS, net of issue costs		-	-	-	-	-
Share-based payment	-	-	-	430	-	430
Exercise of options and warrants into shares		158	-	-	-	158
Total comprehensive loss	-	-	-	-	(9,845)	(9,845)

Balance as of June 30, 2021 (unaudited)	-	126,996	(9,425)	16,938	(128,786)	5,723

Balance as of as of June 30, 2021 (convenience translation in U.S. dollars (unaudited))	-	38,955	(2,891)	5,196	(39,505)	1,755

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2020	2021	2021
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from operating activities:

Total comprehensive loss	(11,356)	(9,845)	(3,020)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:

Exchange rate difference	5	232	72
Net financing expenses	37	25	8
Depreciation of Right of use - Assets under operating lease	183	206	63
Depreciation	170	181	56
Share-based payment	829	430	132
Changes in fair value of warrants	3,807	1,403	430
Interest received during the period	35	8	3

	5,066	2,485	764
Changes in asset and liability items:

Decrease (increase) in other receivables	(473)	(835)	(256)
Increase (decrease) in trade and other payables	(753)	292	89

	(1,226)	(543)	(167)
Cash paid and received during the period for:

Net cash used in operating activities	(7,516)	(7,903)	(2,423)

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2e)
	Six months ended June 30,		Six months ended June 30,
	2020	2021	2021
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from investing activities:

Restricted cash, net	(2)	-	-
Sale of property, plant and equipment, net	34	-	-
Purchase of property, plant and equipment, net	(3)	-	-

Net cash provided (used in) investing activities	29	-	-

Cash flows from financing activities:

Exercise of share options	4,707	110	34
Issuance of share capital and warrants, net of issue costs	9,194	-	-
Leases liabilities	(212)	(214)	(66)

Net cash provided by financing activities	13,689	(104)	(32)

Exchange differences on balances of cash and cash equivalents	(39)	(243)	(76)

Increase in cash and cash equivalents	6,163	(8,250)	(2,531)
Cash and cash equivalents at beginning of period	18,106	16,964	5,204

Cash and cash equivalents at end of period	24,269	8,714	2,673

(a) Non-cash activities:

Issuance expenses related to fund raising	93	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) was incorporated in Israel. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the NASDAQ Capital Market. Each ADS represents 100 ordinary shares. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells.

These financial statements have been prepared in a condensed format as of June 30, 2021, and for the six months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

On May 8, 2018, the Subsidiary established a fully owned US subsidiary named Cellect Biotech, Inc (the “US Subsidiary”). This company was formed to engage in business development operations of the group. From June 2019, there is no activity in the US Subsidiary.

b.	On May 16, 2019, the Company announced its plans to explore strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets.

On March 4, 2020, the Company reported the signing of two letters of intent; one contemplated a strategic commercial agreement, and the other contemplated a full merger, both with Canndoc Ltd., a wholly owned subsidiary of Intercure Ltd. In November 2020, the Company announced a mutual agreement to end the commercial and merger discussions with Canndoc.

On March 24, 2021, the Company announced that its Board of Directors approved a definitive Merger Agreement (the “Merger Agreement”) with Quoin Pharmaceuticals, Inc. (“Quoin”), a pharmaceutical company focused on rare and orphan diseases. Under the terms of the Merger Agreement, (i) CellNMS, Inc., a wholly-owned subsidiary of Cellect, will merge with and into Quoin, which will become a wholly-owned subsidiary of Cellect (the “Merger”), and (ii) upon consummation of the Merger, Cellect shareholders will own approximately 25% of the Cellect’s outstanding ordinary shares, and the shareholders of Quoin will own approximately 75% of Cellect’s outstanding ordinary shares. These percentages are based on the number of outstanding ordinary shares before the investment of Altium Capital (described hereafter). In connection with the Merger, Quoin has secured $25 million in committed equity funding from Altium Capital, a highly regarded institutional healthcare investor. The Merger Agreement provides for certain dilution protections for the pre-closing Cellect shareholders in connection with such equity financing.

The Company has also signed an agreement (the “Share Transfer Agreement”) to sell the entire share capital of the Subsidiary to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, California (the “Share Transfer”). Upon consummation of the Share Transfer, the Subsidiary will become a wholly owned subsidiary of EnCellX, and EnCellX will indirectly acquire all of the Subsidiary’s existing assets at that time. The Share Transfer is intended to close concurrently with the closing of the Merger. In consideration for the Share Transfer, the pre-closing Cellect shareholders will receive a contingent value right (“CVR”) entitling the holders to earnouts comprised of royalties, milestone payments, license fees and exit fees.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

Completion of the Merger is subject to approval of Cellect and Quoin shareholders and certain other conditions and contains certain termination rights for both Cellect and Quoin. In connection with the termination of the Merger Agreement under specified circumstances, Cellect and Quoin may be required to pay the other party a termination fee. The parties’ termination rights are based on certain situations including:

●	mutual written consent of the parties;

●	by either party, if the Merger has not closed by September 30, 2021;

●	by either party, if a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

●	by either party, if Cellect does not receive the vote of its shareholders required to approve the Cellect Shareholder Matters (as defined in the Merger Agreement)(The shareholders meeting is scheduled for September 19th, 2021);

●	by either party, if certain triggering events will have occurred, including but not limited to not receiving a pre-ruling from the Israeli Tax Authorities, and termination of the Share Transfer Agreement by EnCellX;

●	by Quoin, if the Cellect Board has approved, endorsed or recommended any other acquisition proposal; or

●	by either party, upon the material breach of the Merger Agreement by the other that, if curable, is not cured within fifteen days of the breaching party’s receipt of written notice of such breach.

The Merger is expected to close by the end of the third quarter of 2021, subject to satisfaction of closing conditions.

c.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the period ended June 30, 2021, the Company incurred total comprehensive loss of NIS 9,845 ($3,020) and had negative cash flows from operating activities of NIS 7,903 ($2,423). In addition, the Company had an accumulated deficit of NIS 128,786 ($39,505) on June 30, 2021.

As of June 30, 2021, the Company has not generated any revenue from its principal activity.

To date the Company has funded its research and development activities by raising funds in the capital markets. The Company expects to continue to incur substantial losses over the next several years during its development phase.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result, if the Company were unable to continue as a going concern.

In addition, as described in Note 1b, the Company announced that its Board of Directors approved the Merger Agreement. The Merger Agreement contemplates the acquisition of the operations of Quoin and the sale of the entire share capital of the Subsidiary to EnCellX, as described in Note 1b.

Although the Merger has been approved by Cellect’s Board, the Merger still requires the approval of Cellect’s shareholders. The Merger (and certain related matters) will be submitted to shareholders for approval at a special general meeting of shareholders scheduled to be held on September 19, 2021. The closing of the Merger is subject to certain conditions, as described in the Merger Agreement, including certain conditions described above, and the Merger Agreement is subject to termination, as described above. There can be no assurance that the Merger will be consummated. If the Merger is not consummated, the Company’s operations may be delayed, limited, reduced or terminated.

If the Merger is consummated, the Company will prepare a cash flow plan and assess its ability to continue operations, based on funds expected to be received from Altium Capital, as described above, and funds that may otherwise become available.

If the Merger does not close, as may happen for the reasons described above (see Note 1b above), the Company may not have sufficient funds to operate for a period of more than one year, and the Company will need to raise additional funds to continue operations beyond that period. There is substantial doubt that the Company would be able to do so.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements:

The accompanying consolidated balance sheet as of June 30, 2021, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2021 and 2020, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2021, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the IFRS as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, except as described below:

b.	Estimates and assumptions:

The preparation of the Company’s financial statements requires management to make estimates and assumptions that influence application of the accounting policies and on the reported amounts of assets, liabilities, and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Determining the fair value of share-based transactions:

The fair value of share-based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

c.	Leases

The Company has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparative figures for the year ended December 31, 2018 reporting period, as permitted under the modified retrospective approach. Upon the initial adoption of the new standard the Company measured the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Convenience translation into U.S. dollars:

The consolidated financial statements as of June 30, 2021 and for the six months then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of June 30, 2021 (U.S. $1.00 = NIS 3.26). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 3: EQUITY

a.	Changes in share capital:

	Number of
	shares

Balance as of January 1, 2020 (audited)	224,087,799	*)

Issuance of shares and warrants	100,000,000

Exercise of warrants	66,861,280

Balance as of December 31, 2020 (audited)	390,949,079	*)

Issuance of shares and warrants	1,224,600

Balance as of June 30, 2021 (unaudited)	392,173,679	*)

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	On February 12, 2019, the Company sold to certain institutional investors an aggregate of 1,889,000 units, each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit ($7.5 after split), and (b) 2,444,650 pre-funded units, each consisting of (i) one prefunded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded unit. In connection with the offering, the Company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, the Company issued 2,444,650 ADSs upon exercise of pre-funded warrants. The Company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted). An amount of NIS 13,505 out of the consideration was related to the ADSs and classified as equity component, while an amount of NIS 8,999 was related to the fair value of the non-tradable Warrants and was classified as a liability.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3: EQUITY (Cont.)

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 32.

The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $7.5 per warrant and exercisable for a period of five years. The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

On May 12, 2020, the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

In addition, the Company decided to reduce the exercise price of all warrants issued in February 2019, to $2.75 per ADS, from original exercise price per ADS of $7.5.

The change in terms (i.e., reduction in the exercise price) of the warrants, classified as financial liability, resulted in an increase in the fair value of the warrants in a total amount of NIS 3,672. This amount was recorded as finance expenses. The change in terms of the warrants classified as equity was not affecting the results of operations but rather treated as classification within shareholders’ equity.

On April 13, 2021 12,246 of the warrants were exercised resulting in gross proceeds to the Company of NIS 110.

2.	On January 7, 2020, the Company sold to certain institutional investors aggregate of 1,000,000 ADSs in a registered direct offering at a purchase price of $3 per ADS. The company raised gross proceeds of NIS 10,410 (NIS 9,194 net of all issuance costs in the amount of NIS 1,216).

3.	On May 20, 2019, the board of directors approved a grant to a consultant of 672,264 warrants, exercisable for 672,264 ADSs of the Company at an exercise price of USD 0.01 per ADS. On January 31, 2020, the warrants were exercised.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4: SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On November 19, 2020, the board of directors approved an increase to the Company’s option pool of 21,500,000 options. As a result, the Company has a total of 58,600,000 options in the pool.

b.	Activity during the period:

The table below includes the number of share options, and the weighted average of their exercise prices:

	December 31, 2020 (audited)		June 30, 2021 (unaudited)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS

Outstanding at beginning of period	22,093,504	0.59	48,895,227	0.30
Options forfeited	(617,572)	1.25	-	-
Option expired	(1,990,305)	1.14	(4,000,000)	0.14
Granted	29,409,600	0.09	-	-

Outstanding at end of period	48,895,227	0.30	44,895,227	0.28
Options exercisable at the end of the period	21,915,304	6.3	21,343,752	7.2

c.	The following table summarizes information about the assumptions for measuring the fair value of the options under the Black-Scholes option pricing model for the periods ended December 31, 2020 and June 30, 2021, is as follows:

	2020	2021

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	84.54%-87.53%	-
Risk-free interest rate (%)	0.69%-1.85%	-
Expected life of share options (years)	10	-

According to the data above, the fair value of options granted in the periods ended December 31, 2020 and June 30, 2021 was NIS 1,654 and NIS 0 respectively at the grant date.

NOTE 5: CONTINGENT LIABILITIES AND COMMITMENTS

Liens:

The Company provided a NIS 50 restricted bank deposit to secure credit card payments.

The Company provided a NIS 164 restricted bank deposit to secure the rent payments.